SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for February 4, 2003

Sasol Limited

1 Sturdee Avenue

Rosebank 2196

South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

Consolidated interim results of Sasol Limited and declaration of dividend number 47 for the half-year ended 31 December 2002

SOLID PERFORMANCE OFF HIGH BASE

•             operating profit before translation effects up 35%

•             world acclaim for Sasol’s high-achiever mines

•             Gas-to-liquid (GTL) projects advance

•             world-scale alcohols plant successfully commissioned

•             New York Stock Exchange Listing

•             Sasol’s corporate credit rating upgraded

Consolidated interim results of Sasol Limited and declaration of dividend number 47 for the half-year ended 31 December 2002 reviewed by the auditors KPMG

Financial Overview

Following the Sasol Group’s surging financial performances over the last three years, operating profit for the six-month interim period ended 31 December 2002 increased by a modest 4% to R7,3 billion (decreased 4% to US$728 million), compared to the result of the same reporting period in the previous year.

Attributable earnings of R4,6 billion were almost equal to, and basic earnings per share (EPS) of 751 cents, were slightly above those achieved in the previous reporting period. In US$ terms, attributable earnings decreased by 8% to US$456 million and EPS by 6% to 75 cents.

Basic headline earnings per share increased by 3% to 752 cents (decreased by 5% to US75 cents). Impairment charges of R203 million relating to the explosives facility at Brandon, Canada, and investments within Sasol Wax International were largely offset by R88 million profit after tax on the disposal of sundry assets and (net) negative goodwill amortised of R110 million.

Derived crude oil prices averaged US$22,35 and were 2% lower than in the previous reporting period. Pervasive global political and economic uncertainty adversely impacted on petrochemical markets. Margins, particularly in Europe, came under pressure and dropped significantly. The detrimental effects of these conditions affected particularly the Olefins and Surfactants business.

The rand/US$ exchange rate weakened by 8% from an average of R9,29 in the comparable reporting period to R10,03 in this reporting period. While the weaker rate had a beneficial effect on sales, the closing rate on 31 December 2002 of R8,57 was much stronger than the closing rate of preceding months and 28% stronger than the closing rate of R11,95 on 31 December 2001. This resulted in net translation losses of R974 million being charged to the income statement as a result of the revaluation of financial assets and liabilities at 31 December 2002. This compares to net translation gains in the previous reporting period of R922 million.

This represents a swing of R1,9 billion in the operating results of the group. Before taking these translation effects into account, operating profit increased by 35% from R6,1 billion to

R8,3 billion (by 25% to US$825 million) for the six months ended 31 December 2002, compared to the results of the same reporting period in the previous year.

Financing costs rose by 23% to R529 million, mainly as a result of higher capital expenditure, which increased from R3,6 billion to R5,7 billion during the comparable periods. Financing cost cover remained satisfactory at 14 times. The increase in capital expenditure arose primarily from the Mozambique natural gas project, the Qatari and Nigerian gas-to-liquid (GTL) projects and the n-Butanol and acrylic acid projects at Sasolburg. Capital commitments at 31 December 2002 amounted to R18,7 billion.

Previous plans for a major chemical business acquisition have been shelved as the Group concentrates its resources on advancing capital projects that are focused strategically on beneficiating highly competitive feedstocks and linking the Group’s proprietary technology to low-cost hydrocarbon reserves at various locations around the world.

The share buyback programme continued, taking cognisance of Sasol’s cash position. At 31 December 2002, 8,8% (58,9 million shares) of Sasol issued share capital had been purchased at an average price of R60 per share.

Gearing, defined as interest-bearing debt less cash as a percentage of total shareholders’ equity, was 32% at 31 December 2002. Notwithstanding the Group’s exciting and aggressive growth programme, this was comfortably within the target range of 20% to 40%. During the reporting period Sasol’s corporate credit rating on long-term foreign currency was upgraded by Standard and Poor’s to BBB, which was above South Africa’s sovereign rating.

An interim dividend of 215 cents per share has been declared. This represents an increase of 7,5% over the previous interim declaration.

Sasol Mining

Following its spectacular profit increases in recent years, Sasol Mining increased operating profit (including capital gains of R6 million) by 10% to R708 million. Productivity improvement processes continued with vigour. It is most gratifying that this business was recently recognised at The Platts-Business Week Global Energy Awards in New York as the global coal company of the year for 2002.

Sasol Synfuels

Sasol Synfuels increased its operating profit by a pleasing 36% from R3 688 million to R5 023 million. While the business benefited from the weaker rand/US$ exchange rate, ongoing productivity improvement initiatives and better conversion efficiencies and yields also made a meaningful contribution. Monthly records for the production of pure synthesis gas were achieved in August and December 2002, and total production per day during the reporting period reached an all-time high.

Sasol Chemical Industries (SCI)

Generally, businesses within SCI experienced difficult trading conditions with some of them being exposed to severe margin pressures because of intense competition and higher energy-related feedstock costs. Before the impact of translation effects, SCI’s operating profit increased by 43% from R1 330 million to R1 898 million. Because this division carried a large portion of Sasol’s translation losses, its consolidated operating profit after translation effects decreased by 27% to R1 381 million (including capital losses of R201 million).

A highlight was the performance of Sasol Polymers, which increased operating profit by 91% to R434 million. Sasol Solvents maintained trading margins but was substantially impacted by translation effects. Sasol Olefins and Surfactants was adversely affected by prevailing cyclical market conditions and substantial margin pressure in its alkylates business, resulting in a material profit reduction.

Despite arduous conditions, it is noteworthy that most businesses retained or improved their customer service standards and achieved pleasing progress in terms of quality accreditation and safety performance. They are all poised to deliver more substantially once trading conditions improve and commodity chemical prices and margins recover.

Sasol Oil and Sasol Gas

Sasol Oil’s results were disappointing. Operating profit (including capital gains of R84 million) decreased by 39% to R565 million. The main reasons for this reduction were lower production at the Natref refinery as a result of a planned shutdown (R200 million) and unforeseen problems and delays experienced with the refinery expansion project (R200 million). Close scrutiny of circumstances during the execution of this complex expansion project highlighted role clarification and competency shortcomings within project management and the managing contractor. The refinery has since been operating at satisfactory production rates.

Sasol Gas performed according to expectations. National pipeline gas sales volumes were about 11% higher than those of the previous reporting period and profit targets were met.

Profit Outlook

Widespread uncertainty in global markets has been exacerbated by looming war in the Middle East and most of the world’s major economies have slowed. Predicting oil and petrochemical prices with confidence in these circumstances is challenging and perhaps imprudent. At the same time, the unexpected further strengthening of the rand to levels last experienced prior to the calamitous events of 11 September 2001, makes currency forecasting equally complex. This is evidenced by the disparate views offered by pre-eminent economists from reputable institutions whose forecasts of the rand/US$ exchange rate vary significantly.

In these depressed and volatile trading circumstances, it is likely that attributable earnings for the full financial year ending 30 June 2003 will be less than those of the previous financial year. This forecast should be viewed in the context of the highly efficient and value-adding base of financial 2002, which, for the third successive year, was a commendable record performance.  Based on current views of oil prices and currencies, it is anticipated that the total dividend for the year will be the same as in the previous financial year.

The group remains poised for long-term growth.

New York Stock Exchange Listing

It is also announced today that Sasol Limited has filed a registration statement on Form 20F with the Securities and Exchange Commission (SEC). This registration statement has been declared effective by the SEC. Sasol Limited will therefore comply with the ongoing filing requirements of the SEC from this point. Sasol Limited intends to list on the New York Stock Exchange on 9 April 2003.

Corporate Governance

The Group subscribes to, affirms its commitment to and complies, in all material respects with the code on Corporate Practices and Conduct as contained in the second King Report on Corporate Governance for South Africa. Strong corporate governance structures and mechanisms are in place at Sasol and are constantly being reviewed to reflect internal corporate changes, legislative changes and national and international developments in relation to corporate governance.

All the key principles underlying responsible and effective corporate governance practices and conduct are reflected in Sasol’s corporate governance structures and practices.

Declaration of Interim Dividend Number 47

The directors of Sasol Limited have declared an interim dividend of 215 cents per share (2001: 200 cents per share) for the half-year to 31 December 2002. The dividend has been declared in the currency of the Republic of South Africa.

Trading in the STRATE environment requires settlement within five business days. In accordance with the settlement procedures of STRATE, the following dates will apply to the interim dividend:

Last day for trading to qualify for and participate in the interim dividend (cum dividend)	Friday, 4 April 2003
Trading ex dividend commences	Monday, 7 April 2003
Record date	Friday, 11 April 2003
Dividend payment date (electronic and certificated register)	Monday, 14 April 2003

Dividend cheques in payment of this dividend to certificated shareholders will be posted to shareholders on or about Monday, 14 April 2003. Electronic payment to certificated shareholders will be undertaken simultaneously.

Shareholders who have dematerialised their share certificates will have their accounts at their Central Securities Depository Participant or Broker credited on Monday, 14 April 2003.

In the case of certificated shareholders, notice of any change of address of shareholders must reach the transfer secretaries, Computershare Investor Services Limited, on or before Friday, 4 April 2003. Share certificates may not be dematerialised or rematerialised between Monday, 7 April 2003 and Friday, 11 April 2003, both days inclusive.

By order of the board
P du P Kruger	P V Cox
Chairman	Deputy chairman and chief executive

Sasol Limited
10 March 2003

TRANSFER SECRETARIES:

Computershare Investor Services Limited

PO Box 61051    Marshalltown 2107

70 Marshall Street    Johannesburg 2001

Notes to the Condensed Consolidated Interim Financial Statements

A billion is defined as one thousand million.

The principal reporting currency of the Group is rand.  US$ figures are presented for convenience purposes only and are translated on a line by line basis in accordance with International Financial Reporting Standards.

Principal foreign currency conversion rates
	Half-year December 2002	Half-year December 2001	Year June 2002
Rand/USD (closing)	8,57	11,95	10,27
Rand/USD (average)	10,03	9,29	10,13
Rand/euro (closing)	9,00	10,63	10,19
Rand/euro (average)	9,95	8,31	9,08

Basis of Preparation

The condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards and in particular with the provisions of IAS 34 “Interim Financial Reporting”, the requirements of the South African Companies Act, 1973, as amended and the Listing Requirements of the JSE Securities Exchange South Africa. The policies adopted are consistent with those applied in the annual financial statements for the year ended 30 June 2002. These interim results should be read in conjunction with the 2002 annual financial statements.

These condensed consolidated interim financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. Comparative amounts have been restated where necessary to conform to current period presentation and to allow for a more meaningful comparison of performance.

The principal reporting currency of the Sasol Group is rand.  This currency reflects the economic substance of the underlying events and circumstances of the Group.  Figures presented in United States dollars are presented for convenience purposes only.

Related Party Transactions

During the period under review the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with related parties. The Group enters into these transactions on an arm’s-length basis at market rates.

Independent review by the Auditors

The Group’s condensed consolidated interim financial statements at 31 December 2002 and for the six months then ended have been reviewed by our auditors, KPMG Inc., who have performed their review in accordance with the statement of South African Auditing Standards applicable to review engagements. The scope of their review was to enable the auditors to report that nothing came to their attention that caused them to believe that the accompanying condensed consolidated interim financial statements are not fairly presented, in all material respects, in accordance with International Financial Reporting Standards applicable to Interim Financial Reporting and the South African Companies Act. KPMG Inc.’s unmodified review report on the condensed consolidated interim financial statements is available for inspection at the registered office of the company.

balance sheet

30 June 2002 USDm	31 Dec 2001 USDm	31 Dec 2002 USDm		31 Dec 2002 Rm	31 Dec 2001 Rm	30 June 2002 Rm

			ASSETS

3 570	2 842	4 461	Property, plant and equipment	38 231	33 960	36 667
(51)	(62)	(43)	Goodwill and negative goodwill	(365)	(737)	(518)
180	120	220	Intangible assets	1 886	1 429	1 852
226	170	254	Other long-term assets	2 172	2 029	2 327
3 925	3 070	4 892	Non-current assets	41 924	36 681	40 328

878	751	1 096	Inventories	9 392	8 972	9 013
1 024	1 007	1 151	Trade and other receivables	9 869	12 041	10 515
23	51	8	Short-term financial assets	68	609	232
367	278	375	Cash	3 215	3 323	3 769
2 292	2 087	2 630	Current assets	22 544	24 945	23 529

6 217	5 157	7 522	TOTAL ASSETS	64 468	61 626	63 857

			EQUITY AND LIABILITIES

2 928	2 373	3 726	Total shareholders’ equity	31 931	28 363	30 070

25	13	30	Minority interest	255	156	262

529	555	567	Long-term loans	4 859	6 622	5 427
552	492	619	Long-term provisions	5 309	5 882	5 670
6	–	12	Long-term deferred income	105	–	65
531	424	594	Deferred tax	5 089	5 063	5 444
1 618	1 471	1 792	Non-current liabilities	15 362	17 567	16 606

338	431	700	Short-term loans	6 003	5 154	3 474
1 135	869	983	Other current liabilities	8 421	10 386	11 671
173	–	291	Bank overdraft	2 496	–	1 774
1 646	1 300	1 974	Current liabilities	16 920	15 540	16 919

6 217	5 157	7 522	TOTAL EQUITY AND LIABILITIES	64 468	61 626	63 857

income statement

year June 2002 USDm	half-year December 2001 USDm	half-year December 2002 USDm		half-year December 2002 Rm	half-year December 2001 Rm	year June 2002 Rm

6 078	2 997	3 392	Sales	34 015	27 863	61 578
(3 621)	(1 829)	(1 960)	Cost of sales	(19 657)	(16 994)	(36 688)
2 457	1 168	1 432	Gross profit	14 358	10 869	24 890

(1 042)	(509)	(607)	Operating expenses	(6 079)	(4 744)	(10 551)
1 415	659	825	Operating profit before translation effects	8 279	6 125	14 339
55	99	(97)	Translation (losses / gains)	(974)	922	556
1 470	758	728	Operating profit	7 305	7 047	14 895

23	13	9	Dividends and interest received	93	119	230
3	3	3	Income from associates	30	27	31
(85)	(46)	(53)	Finance costs	(529)	(430)	(863)
1 411	728	687	Net income before tax	6 899	6 763	14 293

(471)	(231)	(223)	Taxation	(2 241)	(2 144)	(4 769)
940	497	464	Net income after tax	4 658	4 619	9 524

(3)	(3)	(8)	Minority interest	(82)	(24)	(28)
937	494	456	Attributable earnings	4 576	4 595	9 496

3	1	1	Goodwill amortised	13	11	33
(28)	(13)	(12)	Negative goodwill amortised	(123)	(119)	(282)
24	–	21	Impairment of assets	203	–	240
–	–	(9)	(Profit)/loss on disposal of assets	(90)	–	(4)
(3)	–	–	Tax effect thereon	2	–	(28)
933	482	457	Headline earnings	4 581	4 487	9 455

			Basic earnings per share (cents)
153	80	75	– attributable earnings basis	751	748	1 550
152	79	75	– headline earnings basis	752	731	1 544

			Diluted earnings per share (cents)
150	79	74	– attributable earnings basis	738	737	1 519
149	77	74	– headline earnings basis	739	720	1 513

			Dividends per share (cents)
20	20	25	– interim	215	200	200
24			– final			250

			Dividends are translated at actual rates on date of payment. The current year is an indicative rate only.

changes in equity statement

	half-year December 2002 Rm	half-year December 2001 Rm	year June 2002 Rm

Balance at beginning	30 070	22 217	22 217

Shares issued	57	37	76

Shares purchased	(112)	(567)	(1 020)

Attributable earnings	4 576	4 595	9 496

Dividends paid	(1 524)	(1 101)	(2 325)

(Decrease) / increase in foreign currency translation reserve	(1 135)	2 636	1 865

Increase in non-trading financial assets reserve	–	–	2

(Decrease) / increase in cash flow hedge accounting reserve	(1)	546	(241)

Balance at end of year	31 931	28 363	30 070

Comprising

Share capital	2 763	2 667	2 706

Share buyback programme	(3 541)	(2 976)	(3 429)

Accumulated profit	31 869	25 140	28 817

Foreign currency translation reserve	1 080	2 986	2 215

Non-trading financial assets reserve	2	–	2

Cash flow hedge accounting reserve	(242)	546	(241)

Total shareholders’ equity	31 931	28 363	30 070

cash flow statement

	half-year December 2002 Rm	half-year December 2001 Rm	year June 2002 Rm

Cash flow from operations	9 139	9 150	19 157

Investment income	103	129	247

(Increase) / Decrease in working capital	(1 303)	(932)	300

Finance costs paid	(529)	(430)	(863)

Tax paid	(4 164)	(3 178)	(4 749)

Dividends paid	(1 524)	(1 101)	(2 325)

Cash retained from operating activities	1 722	3 638	11 767

Cash utilised in investing activities	(6 215)	(2 370)	(8 344)

Cash effect of financing activities	3 629	(1 247)	(4 524)

(Decrease)/increase in cash	(864)	21	(1 101)
Cash at beginning of period	1 995	2 370	2 370
Arising on translation	(412)	932	726

Cash at end of period	719	3 323	1 995

Comprising
Cash	3 215	3 323	3 769
Bank overdraft	(2 496)	–	(1 774)
	719	3 323	1 995

statement of value added

year June 2002 USDm	half-year December 2001 USDm	half-year December 2002 USDm		half-year December 2002 Rm	half-year December 2001 Rm	year June 2002 Rm

6 078	2 997	3 392	Sales	34 015	27 863	61 578

(3 436)	(1 656)	(2 024)	Purchased materials and services	(20 295)	(15 382)	(34 801)

2 642	1 341	1 368	Value added	13 720	12 481	26 777

26	16	12	Investment income	123	146	261

2 668	1 357	1 380	Wealth created	13 843	12 627	27 038

782	391	443	Employees	4 447	3 632	7 921

229	121	160	Providers of equity capital	1 606	1 125	2 353

85	46	53	Providers of loan capital	529	430	863

461	273	228	Government	2 285	2 544	4 669

1 111	526	496	Reinvested in the Group	4 976	4 896	11 232

2 668	1 357	1 380	Wealth distribution	13 843	12 627	27 038

supplementary information

		half-year December 2002	half-year December 2001	year June 2002

Selected ratios

Return on equity	%	15,2	19,2	36,3
Return on total assets	%	11,8	15,3	26,6
Operating profit to sales	%	17,9	17,0	17,1
Financing cost cover	times	14,0	16,7	17,6
Dividend cover	times	3,5	3,7	3,4

Share statistics

Total shares in issue	million	668,2	665,9	666,9
Net shares in issue	million	609,3	611,8	609,0
Weighted average number of shares	million	609,3	614,2	612,5
Fully diluted number of shares	million	620,3	623,3	625,0
Share price (closing)	cents	10 500	10 540	11 000
Market capitalisation	Rm	70 161	70 186	73 356
Net asset value per share	cents	5 241	4 618	4 938

Other financial information

Loans (including bank overdraft)
– interest bearing	Rm	13 310	11 766	10 612
– non-interest bearing	Rm	48	10	63

Capital commitments
– authorised and contracted	Rm	7 204	8 256	7 430
– authorised, not yet contracted	Rm	11 496	5 240	16 632
Guarantees and contingent liabilities	Rm	11 116	9 936	10 114

Significant items in operating profit
– employee costs	Rm	4 447	3 632	7 921
– depreciation of property, plant and equipment	Rm	1 968	1 986	4 117
– operating lease charges	Rm	231	194	369

Effective tax rate	%	32,5	31,7	33,4
Number of employees		31 100	30 250	31 100

Average crude oil price – Brent	USD/bbl	22,35	22,84	23,24

The reader is referred to the definitions contained in the 2002 annual financial statements.

Principal foreign currency conversion rates

	Half-year December 2002	Half-year December 2001	Year June 2002

Rand/USD (closing)	8,57	11,95	10,27
Rand/USD (average)	10,03	9,29	10,13
Rand/euro (closing)	9,00	10,63	10,19
Rand/euro (average)	9,95	8,31	9,08

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2003

By:	/s/ Dr N L Joubert
Dr N L Joubert
Company Secretary